____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K/A

(Amendment No. 1)

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Embraer S.A (the “Company”) is filing this Amendment No. 1 on Form 6-K (this “Amendment” or “Form 6-K/A”) to amend the report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 5, 2025 (the “Original Report”) that announced the Company’s financial results for the second quarter ended June 30, 2025. The sole purpose of this Amendment is to revise the figures previously reported under “Deferred income tax and social contribution, net change,” which consequently impacted the amount reported under “Adjusted net income (loss),” changing it from US$(4.7) million to US$118.9 million. The previously furnished earnings released is replaced in its entirety with the earnings release that follows. The Company further informs that its interim financial statements as of June 30, 2025 and for the second quarter ended June 30, 2025 are accurate, were correctly published by the Company and that no adjustments will be made to such financial statements. Other than as expressly set forth above, this Form 6-K/A does not amend, update or restate any other information in the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations


MILLENNIUM

EARNINGS RESULTS

2nd Quarter 2025

Index

ERJ LISTED NYSE 25 YEARS

Highlights

7.2bn

2025 Guidance reiterated: Commercial Aviation deliveries between **77 and 85** aircraft, and **Executive Aviation deliveries** between **145 and 155** aircraft. Total company **revenues** in the **US$7.0 to US$7.5 billion** range, **adjusted EBIT margin** between **7.5% and 8.3%,** and adjusted free cash flow of **US$200 million or higher** for the year. The company highlights 2Q25 results were not materially impacted by U.S. tariffs.

22%

Revenues totaled **US$1,819 million** in **2Q25 – all-time high 2nd quarter** – +22% year over year (yoy). Highlight for Executive Aviation revenues with +64% yoy growth.

10.5%

Adjusted EBIT reached **US$191.8 million** with a **+10.5% margin in 2Q25** (+9.3% in 2Q24).

(161.6)m

Adjusted free cash flow w/o Eve was US$(161.6) million during the period in preparation for a higher number of aircraft deliveries in the coming quarters.

61 aircraft

Embraer delivered **61 aircraft in 2Q25**, of which **19 were commercial jets** (10 E2s and 9 E1s), **38 were executive jets** (21 light and 17 medium) while **4 were defense** related; **+30%** versus the 47 aircraft delivered yoy.

29.7bn

Firm order backlog of US$29.7 billion in 2Q25 – all-time high. For more information please see our **2Q25 Backlog and Deliveries release.**

To access the spreadsheet containing the data available in our Investor Relations website **click here.**

Main Financial Indicators

In millions of U.S dollars, except % and earnings per share data

IFRS	2Q25	1Q25	2Q24	1H25	1H24
Revenue	**1,819.2**	1,103.0	1,494.2	**2,922.2**	2,390.8
Adjusted EBITDA	**245.5**	108.6	190.4	**354.1**	237.5
Adjusted EBITDA margin %	**13.5%**	9.8%	12.7%	**12.1%**	9.9%
Adjusted EBIT	**191.8**	62.0	138.8	**253.8**	145.6
Adjusted EBIT margin %	**10.5%**	5.6%	9.3%	**8.7%**	6.1%
Adjusted net income (loss) [1]	**118.9**	(73.6)	80.4	**45.3**	67.6
Earnings per share - ADS basic	**0.4283**	0.3997	0.5412	**0.8281**	0.6975
Adjusted free cash flow w/o Eve	**(161.6)**	(385.8)	(215.1)	**(547.4)**	(561.2)
Net debt w/o Eve*	**(688.7)**	(468.2)	(1,307.2)	**(688.7)**	(1,307.2)

**Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short-term and long-term loans and financing, less Eve's net cash.*
[1] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.
Financials are delivered from unaudited information.

São Paulo, Brazil, August 5, 2025

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2025 (2Q25), March 31, 2025 (1Q25), and June 30, 2024 (2Q24), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2025 Guidance (Eve Not Included)

From an operations point of view, Embraer reiterates the estimates for **Commercial Aviation deliveries between 77 and 85 aircraft (mid-point +10% yoy), and Executive Aviation deliveries between 145 and 155 (+15% yoy).** From a financial point of view, the company forecasts **Revenues in the US$7.0 to US$7.5 billion range (+13% yoy), Adjusted EBIT margin between 7.5% and 8.3%,** and **Adjusted Free Cash Flow of US$200 million or higher.** The company highlights 2Q25 results were not materially impacted by U.S. tariffs.

2025 GUIDANCE	
Commercial Aviation deliveries	**77 - 85**
Executive Aviation deliveries	**145 - 155**
Consolidated revenues (US$ billion)	**7.0 - 7.5**
Adjusted EBIT margin	**7.5% - 8.3%**
Free cash flow (US$ million)	**200 or higher**

Deliveries and Backlog

Embraer delivered 61 aircraft in 2Q25, of which 19 were commercial jets (10 E2s and 9 E1s), 38 were executive jets (21 light and 17 medium) and 4 were defense related aircraft (A-29 Super Tucano). The result reflects a +30% versus the 47 aircraft delivered yoy. The number of deliveries for Executive Aviation was +41% higher compared to 2Q24, while Commercial Aviation was flat. For more information please see our 2Q25 Backlog and Deliveries release.


Commercial Aviation
E1
E2
0%
8
11
4
12
11
20
4
3
9
10
2Q24
3Q24
4Q24
1Q25
2Q25


Executive Aviation
Light Jets
Medium Jets
41%
20
7
22
19
22
22
14
9
21
17
2Q24
3Q24
4Q24
1Q25
2Q25


Defense & Security
KC-390
Super Tucano
300%
1
2
0
0
4
2Q24
3Q24
4Q24
1Q25
2Q25

The company's backlog reached US$29.7 billion in 2Q25, +13% qoq, surpassing the previous historical all-time high. Compared to a year ago, the company-wide backlog increased +40% with highlights in all business units. For instance, the backlog for Defense & Security and Executive Aviation increased +100% and +62%, respectively. Services & Support registered a new backlog record, +55% yoy, while Commercial Aviation recorded a solid +16% yoy.


US$ billion
+40%
21.1
3.1
2.1
4.6
11.3
22.7
3.5
3.6
4.4
11.1
26.3
4.6
4.2
7.4
10.2
26.4
4.6
4.2
7.6
10.0
29.7
4.9
4.3
7.4
13.1
2Q24
3Q24
4Q24
1Q25
2Q25
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$1,819 million in 2Q25 represented a +22% increase yoy. Executive Aviation, whose revenues increased +64% when compared to last year, was the highlight for the quarter. Defense & Security, Services & Support and Commercial Aviation also performed well with revenues +18%, +13% and +4% yoy, respectively.



Commercial Aviation

Revenues were US$577 million, +4% higher yoy. Gross margin increased from +9.1% to +10.1% yoy supported by product and customer mix. However, the Adjusted EBIT margin was flat at +4.3% yoy because of one-off items (i.e. tax credit) a year ago.


4%
4%
554
577
2Q24
2Q25
Adj. EBIT margin
Revenues (US$M)



Executive Aviation

Revenues totaled US$549 million, +64% yoy resulting from price discipline, higher volumes and better product mix. Gross margin was slightly better at +20.9% versus +20.0% a year ago. Adjusted EBIT margin increased from +11.3% to +14.5% during the period due to operating leverage and cost containment initiatives.


11%
15%
336
549
2Q24
2Q25
Adj. EBIT margin
Revenues (US$M)



Defense & Security

Revenues reached US$221 million, +18% yoy because of A-29 Super Tucano revenues recognition. Gross margin was higher at +19.5% versus +9.0% yoy impacted by higher A-29/KC-390 volumes and KC-390 customer mix, in accordance with the percentage of completion calculation method. Consequently, the adjusted EBIT margin improved to +9.2% versus -0.5% yoy.


-1%
9%
187
221
2Q24
2Q25
Adj. EBIT margin
Revenues (US$M)



Services & Support

Revenues amounted to US$456 million, +13% yoy because of higher volumes in Commercial Aviation and the OGMA GTF engine shop ramp-up. The gross margin increased from +25.9% to +28.8% yoy due to higher volumes across the board. However, adjusted EBIT margin decreased from +17.0% to +15.5% yoy because of higher credit provisions in the current period and one-off items (i.e. tax credit) a year ago.


17%
16%
404
456
2Q24
2Q25
Adj. EBIT margin
Revenues (US$M)



Others

Include Agricultural Aviation (i.e. crop duster), the cyber division Tempest, the recently included landing gear division, and other businesses. Revenues for the segment rose +13% from US$14 million to US$16 million yoy because of the reclassified landing gear division.


14
16
2Q24
2Q25
Revenues (US$M)

Financials are derived from unaudited information.

Adjusted EBIT / Earnings Before Interest & Taxes

Adjusted EBIT was US$191.8 million with a +10.5% margin after we exclude US$12.3 million from extraordinary items (i.e. Eve's expenses), compared to US$138.8 million with a +9.3% margin a year ago, because of higher Executive Aviation and Defense & Security volumes, product mix, lower expenses and operational efficiencies. Reported EBIT was US$179.5 million in the quarter (+9.9% margin) compared to US$127.9 million a year ago (+8.6% margin).


US$ Million
Adjusted EBIT 2Q25
200
150
100
50
180
12
192
EBIT
Eve results
Adjusted EBIT

Financials are derived from unaudited information.

Adjusted Net Income (Loss)

Adjusted net income was US$118.9 million for the quarter compared to US$80.4 million a year ago if extraordinary items are excluded such as US$(39.1) million in deferred taxes and US$79.4 million from Eve's results. Net income attributable to Embraer shareholders and net income per ADS (American Depositary Shares) were US$78.6 million and US$0.4283 in 2Q25, compared to US$99.4 million and US$0.5412, respectively, in 2Q24.


US$ Million
Adjusted Net Income 2Q25
150
100
50
0
79
(39)
79
119
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income

Financials are derived from unaudited information.

Investments

Embraer, on a stand-alone basis, invested a total of US$97.5 million in 2Q25 compared to US$107.1 million in 2Q24. Capital expenditures amounted to US$52.6 million (US$46.8 million a year ago), net additions to the pool program (spare parts) another US$8.0 million (US$11.1 million a year ago), net add to intangibles US$28.2 million (US$37.0 million a year ago) and research US$8.7 million (US$12.2 million a year ago).

Meanwhile, Eve invested a total of US$48.4 million during the quarter (US$31.9 million yoy), of which US$0.7 million were capital expenditures, US$44.3 million net add to intangibles and research US$3.4 million. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$145.9 million during the period (US$139.0 million a year ago).


US$ Million
Investments 2Q25
150
100
50
0
53
8
28
9
97
1
44
3
48
146

** PP&E (Capex + Net add Pool program) US$61.3 million considers only related cash inflows and outflows during the period; US$32.2 million in the Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$40.7 million and US$(8.5) million; CF].*
*** Research expenditures are expensed (i.e. not capitalized).*
Financials are derived from unaudited information.

Currently, Embraer on a stand-alone basis has three main sustainable growth projects:

- *Executive Aviation (US$90 million capex during 2024-2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth;*
- *Services & Support (US$90 million capex during 2021-2026; OGMA Portugal): brand new line for induction of PW1100 and PW1900 engines with start of operations in 2024 and full ramp (US$500 million revenues) in 2028; and*
- *Services & Support (US$70 million capex during 2025-2026; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027.*

Working Capital (Eve Not Included)

Working capital increased US$307.3 million during 2Q25 because of business seasonality. In the assets side, the main increases were: a) Inventories (US$92.4 million, ahead of the higher number of aircraft deliveries in the next 2 quarters), b) Trade accounts receivable (US$98.0 million mainly in Commercial Aviation) and c) Contract assets (US$107.5 million mainly Defense related). Meanwhile, on the liabilities side, the main variance was e) US$32.5 million in Trade accounts payable that helped partially offset the cash consumption during the period.

in millions of U.S. dollars

	Balance Sheet Data w/o Eve	2Q25	1Q25	2Q24	Δ qoq	Δ yoy
A	Inventories	**3,578.3**	3,485.9	3,244.5	**92.4**	333.8
A	Trade accounts receivable	**351.5**	253.5	215.5	**98.0**	136.0
A	Customer and commercial financing	**24.0**	35.1	46.9	**(11.1)**	(22.9)
A	Contract assets	**786.9**	679.4	625.8	**107.5**	161.1
A	Other assets	**829.5**	803.3	656.1	**26.2**	173.4
B	Contract liabilities	**3,314.9**	3,312.3	2,599.7	**2.6**	715.2
B	Trade accounts payable	**1,164.4**	1,131.9	1,037.6	**32.5**	126.8
B	Trade accounts payable - Supplier finance	**50.6**	43.9	47.9	**6.7**	2.7
B	Other payables	**1,444.1**	1,480.2	1,212.8	**(36.1)**	231.3
	Working Capital (A-B)	**(403.8)**	**(711.1)**	**(109.2)**	**307.3**	**(294.6)**

Financials are derived from unaudited information.

Inventories: *raw materials, work in progress, spare parts and finished goods.* **Trade accounts receivable:** *amount owed by clients for products sold and not paid yet.*
Customer and commercial financing: *amount owed by clients for financing provided for products sold and not paid yet.* **Contract assets:** *rights to compensation for the work already completed but not yet billed at the reporting date.* **Contract liabilities:** *non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts.* **Trade accounts payable:** *amount owed by the company for goods and/or services provided by suppliers.* **Trade accounts payable – supplier finance:** *amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment.*

Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was US$(161.6) million in 2Q25. The net cash consumption during the period was mainly because of higher working capital [US$(312.4) million] in preparation for a higher number of aircraft deliveries in the next 2 quarters.


US$ Million
Reported EBITDA to Free Cash Flow 2Q25
300
200
100
-
(100)
(200)
(300)
233
(312)
10
(32)
(72)
(38)
(7)
(218)
57
(162)
Embraer EBITDA
Working Capital*
Working capital forex variance
Net additions to PP&E
Intangible
Inc. tax and social contrib.
Interest paid
Embraer consolidated adj. free cash flow
Eve free cash flow
Embraer stand-alone free cash flow

**Working capital change for Embraer consolidated US$(312.4) million; Embraer stand-alone US$(307.3) million and Eve US$(5.1) million.*
Financials are derived from unaudited information.

Cash Position Variance

Embraer's liquidity position remains strong as its cash position on a consolidated basis reached US$1,605.3 million at the end of 2Q25, and it is complemented by its undrawn US$1.0 billion Revolver Credit Facility (RCF).

The consolidated cash position was US$117.0 million lower than the US$1,722.2 million in 1Q25. The company consumed US$(218.3) million in free cash flow during the quarter [Embraer stand-alone US$(161.6) million and Eve US$(56.7) million]. Net financial position variance was US$110.5 million (mainly due to US$120.8 million in repayment / proceeds from borrowings) and dividends paid in the period were US$(9.1) million. Meanwhile, Eve's cash position stood at US$244.4 million in 2Q25. Therefore, Embraer on a stand-alone basis finished the quarter with US$1,360.8 million in cash in part because of business seasonality.


US$ Million
Cash position variance (from 1Q25 to 2Q25)
2,000
1,500
1,000
1,722
(218)
110
(0)
(9)
1,605
(244)
1,361
Embraer consolidated cash 1Q25*
Free cash flow**
Net financial position var.***
M&A
Dividends
Embraer consolidated cash 2Q25
Eve cash 2Q25
Embraer Sa cash 2Q25****

** Cash includes cash & cash equivalents, current and non-current financial investments (BS).*
*** Embraer consolidated free cash flow: 2Q25 Embraer stand-alone US$(161.6) million and Eve US$(56.7) million.*
**** Net financial position variance includes: net financial investments [US$(45.1)m; CF], repayment / proceeds from borrowings (US$120.8m; CF), lease payments [US$(6.2)m; CF], foreign exchange gain (loss),net [US$(1.1)m; CF] and change in current and non-current financial investments (US$42.1m; BS).*
***** Sa = Stand-alone*
Financials are derived from unaudited information.

Debt & Liability Management

Liability management with a US$146.8 million qoq increase in gross debt without Eve and a US$557.1 million yoy decrease. Embraer's net cash without Eve decreased US$(220.5) million to US$(688.7) million in 2Q25 compared to US$(468.2) million in 2Q24. The negative US$(161.6) million free cash flow generation for Embraer stand-alone during the quarter helps explain the increase in financial leverage.

Eve's gross debt increased US$12.5 million qoq and US$102.6 million yoy to US$155.7 million in 2Q25. Meanwhile, Eve's net cash decreased US$(55.7) million to US$88.7 million during the quarter compared to US$144.4 million in 1Q25. The negative US$(56.7) million free cash flow generation for Eve during the period helps explain the increase in financial leverage.

in millions of U.S. dollars

	2Q25	1Q25	2Q24	Δ qoq	Δ yoy
Embraer cash	**1,360.9**	1,434.6	1,299.5	**(73.7)**	61.4
Embraer gross debt	**2,049.6**	1,902.8	2,606.7	**146.8**	(557.1)
Embraer net cash	**(688.7)**	(468.2)	(1,307.2)	**(220.5)**	618.5
Eve cash	**244.4**	287.6	206.5	**(43.2)**	37.9
Eve gross debt	**155.7**	143.2	53.1	**12.5**	102.6
Eve net cash*	**88.7**	144.4	153.4	**(55.7)**	(64.7)
Embraer & Eve net cash**	**(600.0)**	(323.8)	(1,153.8)	**(276.2)**	553.8

*Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.
** Embraer and Eve's net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term.
Financials derived from unaudited information.


US$ Million
Net cash position 2Q25
1,500
1,000
500
-
(500)
(1,000)
1,361
(2,050)
(689)
244
(156)
89
(600)
Embraer cash
Embraer gross debt
Embraer net cash
Eve cash
Eve gross debt
Eve net cash*
Embraer & Eve net cash**

*Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.
** Embraer and Eve's net cash = cash and cash equivalents plus short-term and long-term financial investments minus short-term and long-term loans.
Financials are derived from unaudited information.

In terms of debt profile, the average loan maturity - with Eve - shortened slightly to 6.0 years in 2Q25 compared to 6.3 years in the previous quarter. The term structure of loans was 94% in long-term contracts and only 6% in short-term ones. In the interim, the cost of United States dollar-denominated loans was practically unchanged at 6.40% per year in 2Q25 compared to 6.39% in 1Q25, while the cost of Brazilian real-denominated loans decreased materially to 4.41% per year in 2Q25 compared to 5.28% per year in 1Q25.


Deleveraging
US$ million
3.9x
2.3x
1.4x
0.1x
2.0x
0.7x
363
459
570
922
640
1,038
2021
2022
2023
2024
2Q24
2Q25
Net debt w/o Eve/ Adj. EBITDA
Adj. EBITDA
Adj. EBITDA LTM


Maturities
US$ million
2,605
RCF¹ 1,000
Eve² 244
Cash 1,361
26
53
52
1
49
15
34
392
38
354
27
14
13
877
13
864
759
58
701
2025
2026
2027
2028
2029
2030
>2031
Eve loan
Maturities³

¹ *Revolving Credit Facility.*
² *Eve's cash = Cash and cash equivalents plus financial investments.*
³ *Maturities = Do not consider accrued interest and deferred costs.*
**All numbers from Eve are IFRS.*

Capital Markets


EMBR3 x IBOV
EMBR3
IBOV
140%
120%
100%
80%
60%
40%
20%
0%
-20%
113%
12%
Jul/24
Oct/24
Jan/25
Apr/25
Jun/25


ERJ x S&P 500
ERJ
S&P500
140%
120%
100%
80%
60%
40%
20%
0%
-20%
121%
14%
Jul/24
Oct/24
Jan/25
Apr/25
Jun/25


Bonds Yield to Maturity
2028
2030
2035
9%
8%
7%
6%
5%
4%
5.6%
5.3%
4.8%
2022
2023
2024
2025


Bonds Spread Over U.S. Treasury
2028
2030
2035
500
400
300
200
100
143 bp
135 bp
88 bp
2022
2023
2024
2025

Share price on June 30, 2025: EMBR3 R$77.18 / ERJ US$56.91.
Market cap on June 30, 2025 (billion): EMBR3 R$56.5 / ERJ US$10.4.
3-month ADTV (million): EMBR3 R$319 / ERJ US$59.

Shareholder Remuneration

For fiscal year 2024, the company approved on April 29, 2025, the payment of R$51.4 million in dividends (R$0.07 per share) for the EMBR3 shareholders base on May 12, 2025, to be settled on May 23, 2025.

On April 29, 2025, the company declared R$142.8 million (R$0.19 per share) in Interest on Equity (IoE) related to the quarter.

For fiscal year 2025 and beyond, the company intends to analyze the potential fiscal benefits from quarterly IoE declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend in the next calendar year shareholders' meeting.

Period	Declared Income	Approval Date	EMBR3 Record Date*	EMBR3 Payment Date**	Gross Amount Declared (R$ million)	Gross Value per Share (R$)	Gross Value per ADS (US$)***
FY24	Dividends	April 29th, 2025	May 12th, 2025	May 23rd, 2025	51.4	0.07	0.05
2Q25	Interest on Equity	April 29th, 2025	2Q26	2Q26	142.8	0.19	0.14

** Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds | Estimated for 2Q26, the exact date will be announced after the 2026 Annual General Meeting.*
*** Payment date refers to EMBR3; for ERJ the payment will follow applicable procedures from the depositary bank | Estimated for 2Q26, the exact date will be announced after the 2026 Annual General Meeting.*
**** Estimated value (i.e. dependent on spot foreign exchange rate).*


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FINANCIAL STATEMENTS


E2
PROFIT HUNTER
E195-E2

Embraer S.A. Consolidated Income Statement

(in millions of U.S. dollars, except earnings per share and number of shares)

	2Q25	1Q25	2Q24	1H25	1H24
Revenue	**1,819.2**	**1,103.0**	**1.494,2**	**2,922.2**	**2,390.8**
Cost of sales and services	(1,466.3)	(913.9)	(1.254,2)	(2,380.2)	(1,982.1)
Gross profit	**352.9**	**189.1**	**240.0**	**542.0**	**408.7**
Operating Income (expense)					
Administrative expenses	(52.7)	(49.2)	(47.3)	(101.9)	(97.1)
Selling expenses	(88.9)	(71.0)	(76.0)	(159.9)	(152.9)
Expected credit (losses) reversal	(9.1)	3.2	(0.1)	(5.9)	(3.4)
Research expenses	(12.1)	(14.2)	(15.3)	(26.3)	(27.4)
Other income	17.0	24.7	66.0	41.7	75.6
Other expenses	(26.5)	(28.9)	(38.7)	(55.4)	(78.5)
Share of profit of investments accounted for under the equity method	(1.1)	(2.5)	(0.7)	(3.6)	(1.0)
Operating profit before financial income	**179.5**	**51.2**	**127.9**	**230.7**	**124.0**
Financial income	20.1	96.3	77.9	116.4	184.6
Financial expenses	(133.6)	(161.9)	(78.7)	(295.5)	(161.0)
Foreign exchange gain (loss), net	(18.8)	(9.7)	(15.7)	(28.5)	(3.2)
Profit (loss) before taxes on income	**47.2**	**(24.1)**	**111.4**	**23.1**	**144.4**
Income tax	22.1	103.9	(8.9)	126.0	(9.5)
Net profit for the period	**69.3**	**79.8**	**102.5**	**149.1**	**134.9**
Attributable to:					
- Owners of Embraer	78.6	73.4	99.4	152.0	128.1
- Non-controlling interests	(9.3)	6.4	3.1	(2.9)	6.8
Weighted average number of shares (in thousands)					
Basic	734.0	734.5	734.6	734.0	734.6
Diluted	734.0	734.5	734.6	734.0	734.6
Earnings per share					
Basic	0.1071	0.0999	0.1353	0.2071	0.1744
Diluted	0.1071	0.0999	0.1353	0.2071	0.1744
Earnings per share - ADS basic (US$)	**0.4283**	**0.3997**	**0.5412**	**0.8281**	**0.6975**
Earnings per share - ADS diluted (US$)	**0.4283**	**0.3997**	**0.5412**	**0.8281**	**0.6975**

Financials are derived from unaudited statements.

Embraer S.A. Consolidated Cash Flow Statement

(in millions of U.S. dollars)

	2Q25	1Q25	2Q24	1H25	1H24
Operating activities					
Net income for the period	89.3	79.8	102.5	149.0	134.9
Adjustment to net income for items not affecting cash					
Depreciation and amortization expenses	59.6	50.6	58.1	110.2	101.9
Realization of contribution from suppliers	(5.9)	(4.1)	(6.5)	(10.0)	(10.0)
Losses (reversal) of impairment losses of inventories	4.2	7.6	(2.4)	11.8	3.5
Adjustment to fair value - Financial investments	22.7	(7.3)	(4.0)	15.4	6.1
Expect credit losses (reversal)	9.1	(3.2)	0.1	5.9	3.4
Loss on disposal of fixed assets	12.2	1.7	0.9	13.9	3.9
Income tax and social contribution	(22.1)	(103.9)	8.9	(126.0)	9.5
Accrued interest	32.9	35.3	42.9	73.2	90.0
Interest on marketable securities, net	(4.7)	(4.7)	(4.3)	(9.4)	(2.9)
Share of (profit) loss of investments accounted for the equity method	1.1	2.5	0.7	3.6	1.0
Foreign exchange gain (loss), net	14.6	7.8	15.7	22.4	3.5
Other provisions	(29.7)	(10.0)	14.6	(39.7)	(0.1)
Others	2.1	1.5	0.9	3.6	3.5
Changes in assets					
Financial investments	37.5	91.6	82.6	129.1	48.8
Derivative financial instruments	44.4	(42.0)	(12.9)	2.4	(36.9)
Accounts receivable	(108.5)	72.0	(34.4)	(36.5)	(33.0)
Contract assets	(110.2)	(54.0)	(88.8)	(164.2)	(114.6)
Customer financing	5.2	0.9	14.4	6.1	15.0
Inventories	(120.9)	(568.2)	(165.4)	(689.1)	(665.3)
Other assets	(30.8)	(51.3)	(55.8)	(82.0)	(58.5)
Changes in liabilities					
Trade accounts payable and Trade accounts payable - Supplier finance arrangements	29.8	177.2	135.8	207.0	275.9
Other payables	16.3	173.7	(39.8)	190.0	(1.4)
Contract liabilities	3.0	29.2	(71.0)	32.2	60.1
Taxes and payroll charges payable	30.3	12.9	8.9	43.2	9.1
Unearned income	2.2	1.6	(1.0)	3.8	(4.0)
Income tax and social contribution paid	(38.1)	(11.1)	(35.2)	(49.2)	(44.9)
Interest paid	(8.7)	(69.9)	(13.5)	(78.6)	(93.5)
1. NET CASH USED IN OPERATING ACTIVITIES	**(76.1)**	**(183.8)**	**(40.2)**	**(259.9)**	**(348.0)**
Investing activities					
Acquisition of property, plant and equipment	(40.7)	(78.4)	(57.9)	(119.1)	(100.8)
Proceeds from sale of property, plant and equipment	8.5	2.4	-	10.9	-
Additions to intangible assets	(72.5)	(59.5)	(65.8)	(132.0)	(130.9)
Additions to investments in subsidiaries and affiliates, net of cash acquired	(0.1)	-	(1.6)	(0.1)	(15.4)
Acquisition of financial investments	(139.4)	(2.6)	(47.1)	(142.0)	(183.0)
Proceeds from sale of financial investments	56.9	4.0	26.4	60.9	35.0
Proceeds from loan granted	-	-	-	-	60.5
Dividends received	-	-	-	-	0.4
2. NET CASH USED IN INVESTING ACTIVITIES	**(187.3)**	**(134.1)**	**(146.0)**	**(321.4)**	**(334.2)**
Financing activities					
Proceeds from loans and financing	462.9	683.2	183.1	1,146.1	238.9
Repayment of loans and financing	(342.1)	(1,095.3)	(184.4)	(1,437.4)	(456.2)
Dividends and interest on own capital	(9.1)	-	-	(9.1)	-
Repurchases of common shares	-	(14.5)	-	(14.5)	-
Lease payments	(6.2)	(5.8)	(4.1)	(12.0)	(7.8)
3. NET CASH GENERATED (USED) IN FINANCING ACTIVITIES	**105.5**	**(432.4)**	**(5.4)**	**(326.9)**	**(225.1)**
Cash and cash equivalents at the beginning of the period	**813.0**	**1,563.0**	**912.7**	**1,563.0**	**1,626.3**
Decrease in cash and cash equivalents (1+2+3)	(157.9)	(750.3)	(191.6)	(908.2)	(907.3)
Effects of exchange rate changes on cash and cash equivalents	(1.1)	0.3	(4.6)	(0.8)	(2.5)
Cash and cash equivalents at the end of the period	**654.0**	**813.0**	**716.5**	**654.0**	**716.5**

Financials are derived from unaudited statements.

Embraer S.A. Consolidated Balance Sheet

(in millions of U.S. dollars)

Assets	2Q25	1Q25	2Q24
Current			
Cash and cash equivalents	654.0	813.0	721.1
Financial investments	603.6	544.8	491.3
Trade accounts receivable	356.9	252.3	222.5
Derivative financial instruments	46.1	17.0	52.9
Customer financing	5.7	13.1	12.5
Contract assets	786.9	676.4	623.2
Inventories	3,579.2	3,487.3	3,245.9
Income tax and social contribution	215.3	175.2	220.9
Other assets	269.9	283.2	234.5
	6,517.6	**6,262.3**	**5,824.8**
Non-Current			
Financial investments	347.7	364.4	293.6
Contract assets	-	3.0	2.6
Derivative financial instruments	-	-	1.1
Customer financing	18.3	22.0	34.4
Trade accounts receivable	1.5	2.2	1.4
Deferred income tax and social contribution	168.8	172.6	131.5
Other assets	183.9	179.6	163.2
	720.2	**743.8**	**627.8**
Investments	47.4	44.4	47.5
Property, plant and equipment	2,072.6	1,987.4	1,852.0
Intangible assets	2,606.8	2,548.2	2,432.3
Right of use	108.9	110.5	91.7
	4,835.7	**4,690.5**	**4,423.5**
Total Assets	**12,073.5**	**11,696.6**	**10,876.1**

Financials derived from unaudited information.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

Liabilities	2Q25	1Q25	2Q24
Current			
Trade accounts payable	1,167.5	1,147.1	1,041.2
Trade accounts payable - supplier finance arrangements	50.6	43.9	47.9
Lease liability	21.0	21.2	16.3
Loans and financing	121.8	91.5	126.5
Other payables	413.3	413.8	343.9
Contract liabilities	2,733.6	2,681.1	1,922.1
Derivative financial instruments	82.1	34.2	55.0
Taxes and payroll charges payable	39.4	46.7	33.9
Income tax and social contribution	163.9	146.9	193.9
Unearned income	22.7	20.3	7.9
Provisions	94.3	94.0	89.5
	4,910.2	**4,740.7**	**3,878.1**
Non-Current			
Lease liability	98.0	97.9	82.3
Loans and financing	2,083.5	1,954.5	2,533.3
Other payables	248.5	222.5	90.0
Contract liabilities	583.1	632.7	679.0
Derivative financial instruments	43.4	21.1	19.8
Taxes and payroll charges payable	11.1	10.3	15.4
Income tax and social contribution	3.7	3.5	4.6
Deferred income tax and social contribution	285.0	327.2	275.8
Unearned income	12.0	12.1	16.1
Provisions	187.2	206.7	167.9
	3,555.5	**3,488.5**	**3,884.2**
Total Liabilities	**8,465.7**	**8,229.2**	**7,762.3**
Shareholders' equity			
Share capital	1,551.6	1,551.6	1,551.6
Treasury shares	(42.7)	(42.7)	(28.2)
Revenue reserves	1,624.2	1,624.2	1,280.0
Share-based payment	52.3	50.7	47.8
Other comprehensive loss	(113.2)	(203.6)	(208.3)
Result in transactions with non-controlling interest	135.5	135.8	92.1
Retained earnings	125.8	73.4	128.1
Equity Attributable to owners of the Company	**3,333.5**	**3,189.4**	**2,863.1**
Non-controlling interest	274.3	278.0	250.7
Total equity	**3,607.8**	**3,467.4**	**3,113.8**
Total Liabilities And Shareholders' Equity	**12,073.5**	**11,696.6**	**10,876.1**

Financials derived from unaudited information.

Reconciliation of IFRS and "NON-GAAP" information

Free Cash Flow

We define free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

EBITDA LTM

Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S. dollars

EBITDA RECONCILIATION / LTM* (IFRS)	2Q25	1Q25	2Q24
Net Income attributable to Embraer	376.5	397.2	381.7
Non-controlling interest	(7.6)	4.8	16.3
Income tax (income) expense	66.9	97.9	(28.9)
Financial income (expense), net	307.1	194.5	39.9
Foreign exchange gain (loss), net	31.3	28.2	8.4
Depreciation and amortization	221.7	219.6	212.9
EBITDA LTM	**995.8**	**942.2**	**630.3**

**Last Twelve Months*
Financials are derived from unaudited financial statements.

EBIT and EBITDA

Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

EBITDA RECONCILIATION	2Q25	1Q25	2Q24	1H25	1H24
Net income attributable to Embraer	78.6	73.4	99.4	152.0	128.1
Non-controlling interest	(9.3)	6.4	3.1	(2.9)	6.8
Income tax (income) expense	(22.1)	(103.9)	8.9	(126.0)	9.5
Financial (income) expense, net	113.5	65.6	0.8	179.1	(23.6)
Foreign exchange (gain) loss, net	18.8	9.7	15.7	28.5	3.2
Depreciation and amortization	53.7	46.5	51.6	100.2	91.9
EBITDA	**233.2**	**97.7**	**179.5**	**330.9**	**215.9**
EBITDA Margin %	12.8%	8.9%	12.0%	11.3%	9.0%

Financials are derived from unaudited financial statements.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

ADJUSTED EBIT RECONCILIATION	2Q25	1Q25	2Q24	1H25	1H24
Operating profit before financial income (EBIT)	179.5	51.2	127.9	230.7	124.0
Expenses related to Eve's business combination	12.3	10.9	10.9	23.2	21.6
Adjusted EBIT	**191.8**	**62.1**	**138.8**	**253.9**	**145.6**
Adjusted EBIT margin %	10.5%	5.6%	9.3%	8.7%	6.1%

Financials are derived from unaudited financial statements.

in millions of U.S. dollars

ADJUSTED EBITDA RECONCILIATION	2Q25	1Q25	2Q24	1H25	1H24
EBITDA	233.2	97.7	179.5	330.9	215.9
Expenses related to Eve's business combination	12.3	10.9	10.9	23.2	21.6
Adjusted EBITDA	**245.5**	**108.6**	**190.4**	**354.1**	**237.5**
Adjusted EBITDA margin %	13.5%	9.8%	12.7%	12.1%	9.9%

Financials are derived from unaudited financial statements.

Adjusted net income

Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	2Q25	1Q25	2Q24	1H25	1H24
Net Income attributable to Embraer	78.6	73.4	99.4	152.0	128.1
Net change in deferred income tax & social contribution	(39.1)	(123.6)	(8.8)	(162.7)	(20.1)
Expenses related to Eve's business combination including financial result	10.6	10.0	9.9	20.6	18.7
Eve Warrants including financial result	68.8	(33.4)	(20.1)	35.4	(59.1)
Adjusted net income (loss)	**118.9**	**(73.6)**	**80.4**	**45.3**	**67.6**
Adjusted net margin	6.5%	-6.7%	5.4%	1.6%	2.8%

Financials are derived from unaudited financial statements.

Working capital without Eve

Is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

Select Balance Sheet Data - Eve		2Q25	1Q25	2Q24	Δ qoq	Δ yoy
	Inventories	0.9	1.4	1.4	(0.5)	(0.5)
	Trade accounts receivable	6.9	1.0	8.4	5.9	(1.5)
A	Customer and commercial financing	-	-	-	-	-
	Contract assets	-	-	-	-	-
	Other assets	8.4	7.3	94.0	1.1	(85.6)
	Contract liabilities	1.8	1.5	1.4	0.3	0.4
B	Trade accounts payable	3.1	15.2	3.6	(12.1)	(0.5)
	Trade accounts payable - Supplier finance	-	-	-	-	-
	Other liabilities	37.0	23.8	26.1	13.2	10.9
Working Capital (A-B)		**(25.7)**	**(30.8)**	**72.7**	**5.1**	**(98.4)**

Financials are derived from unaudited statements.

in millions of U.S. dollars

ADJUSTED FREE CASH FLOW	2Q25	1Q25	2Q24
Net cash used by operating activities (*)	**(113.6)**	**(275.4)**	**(122.8)**
Adjustment for non-recurring cash impacts	-	-	-
Adjusted net cash used by operating activities	**(113.6)**	**(275.4)**	**(122.8)**
Net additions to property, plant and equipment	(32.2)	(76.0)	(57.9)
Additions to intangible	(72.5)	(59.5)	(65.8)
Adjusted free cash used	**(218.3)**	**(410.9)**	**(246.5)**
Eve's free cash used adjusted	(56.7)	(25.1)	(31.4)
Adjusted free cash used w/o Eve	**(161.6)**	**(385.8)**	**(215.1)**

(*) Net of financial investments: 2Q25 US$(37.5)m, 1Q25 US$(91.6)m and 2Q24 US$(82.6)m.
Financials are derived from unaudited statements

Ratios based on "NON-GAAP" information

in millions of U.S. dollars

CERTAIN FINANCIAL RATIOS	2Q25	1Q25	2Q24
Total debt to EBITDA (i)	2.2	2.2	4.2
Net debt to EBITDA (ii)	0.6	0.3	1.8
Net debt w/o Eve to Adjusted EBITDA (iii)	0.7	0.5	2.0
Total debt to capitalization (iv)	0.4	0.4	0.5
LTM EBITDA to financial expense (gross) (v)	5.8	5.3	3.6
LTM EBITDA (vi)	995.9	942.2	630.3
LTM Interest and commissions on loans (vii)	173.1	178.2	173.8
Adjusted LTM EBITDA w/o Eve (viii)	1,038.2	983.1	640.2

Financials are derived from unaudited statements.

(i) Total debt represents short and long-term loans and financing including Eve (US$ billion).
(ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve's Net debt.
(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion).
(v) Financial expense (gross) includes only interest and commissions on loans.
(vi) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).
(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (US$ million).
(viii) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).

Investor Relations

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q25 results on:

Tuesday August 05, 2025

ENGLISH: 8:00 AM (NY Time) / 9:00 AM (SP Time)
Translation to Portuguese.

To access the webcast **click here**

Zoom webinar:

854 1538 1843

We recommend you join 15 minutes in advance.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

EMBRAER

CONTACT
investor.relations@embraer.com.br

GUI PAIVA
EAH CFO; ERJ Head of IR, M&A and CVC
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ALESSANDRA RANGEL
IR Specialist
alessandra.vianna@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br

RODRIGO DINIZ
IR Analyst
rodrigo.dmendes@embraer.com.br

ri.embraer.com.br/en